

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 2, 2018

Via E-mail
Mr. Jon S. Pilarski
Chief Financial Officer
Skyline Corporation
P.O. Box 743
2520 By-Pass Road
Elkhart, IN 46515

> **Re:**   **Skyline Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2017**
> **Filed August 11, 2017**
> **File No. 1-4714**

Dear Mr. Pilarski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2017

Item 6. Selected Financial Data, page 10

1.   Given your status as an accelerated filer, please revise future annual filings to provide selected financial data as required by Item 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

General

2.   Please revise future annual filings to disclose a table of contractual commitments, as applicable. Refer to Item 303(A)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 22

General

3.   We note that your consolidated income statements, statements of cash flows, and statements of shareholders' equity only cover a two-year period. Please amend your Form 10-K:

- To provide these consolidated financial statements for the three-year fiscal period ended May 31, 2017. Refer to Rules 3-02(a) and 3-04 of Regulation S-X;

- To revise MD&A by disclosing the results of operations for fiscal 2016 as compared to fiscal 2015. Refer to Item 303, Instructions to paragraph 303(A)(1), of Regulation S-K; and

- To have your independent registered public accounting firm revise its report to include the additional period that was omitted.

We remind you that your amendment should include the entire "Item" that has been amended, as well as certifications that are currently dated and refer to the Form 10-K/A. Alternatively, please tell us how you determined that your current presentation is appropriate.

Note 14. Restructuring Activities, page 40

4.   With respect to the cessation of operations at the Elkhart, Indiana and Mansfield, Texas production facilities, we have the following comments:

- Your disclosure states that you did not incur any one-time termination agreements. Please tell us whether this statement encompasses one-time employee termination benefits. Refer to ASC 420-10-50.

- Please tell us if and how you accounted for any asset impairment losses to your property, plant, and equipment at the time you determined you were going to suspend operations at both facilities. If so, please tell us how much you incurred in asset impairment charges and where this is reflected in your consolidated income statements. Refer to ASC 360-10 and ASC 820-10 for guidance.

<u>Item 9A. Controls and Procedures, page 42</u>

<u>Evaluation of Disclosure Controls and Procedures, page 42</u>

5.   It appears that you inadvertently stated in this section that "the Corporation's internal control over financial reporting was not effective as of May 31, 2017." Please revise future annual filings to specifically state that "disclosure controls and procedures" are effective or not effective. Refer to Item 307 of Regulation S-K.

<u>Management's Report of Internal Control Over Financial Reporting, page 42</u>

6.   Please revise future annual filings to clearly disclose, in this section, management's conclusion as to whether internal control over financial reporting is effective or not effective. Refer to Item 308(a)(3) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dale Welcome at (202) 551-3865 or Ernest Greene at (202) 551-3733 with any questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and Construction